April 19, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, NE

Mail Stop 3561

Washington, DC 20549

Attention: Mr. Daniel H. Morris

Re:

CHEC Funding, LLC

Registration Statement on Form S-3; File No. 333-130642

Dear Mr. Morris:

On December 22, 2005, CHEC Funding, LLC (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) via EDGAR its registration statement on Form S-3 (the “Registration Statement”), consisting of a base prospectus and a form of prospectus supplement.

On January 20, 2006, the Company received a letter from the Commission containing its comments related to the Registration Statement’s compliance with Regulation AB (the “First Comments”).  On March 3, 2006, the Company submitted its response letter to the First Comments.

On March 21, 2006, the Company received a letter from the Commission containing its comments related to the Registration Statement’s compliance with Regulation AB (the “Second Comments”).  On April 3, 2006, the Company submitted its response letter to the Second Comments.

On April 17, the Company received a letter from the Commission containing its comments related to the Registration Statement’s compliance with Regulation AB (the “Third Comments”).

Submitted below are the Company’s responses to the Third Comments.  For your convenience, we have placed our responses in the order in which the Commission presented its comments and the text of each comment appears in bold and italics before each response.  To facilitate your review, we have responded to each comment and, if applicable, have described how the relevant form was amended in response to that comment.

Registration Statement

General

1.

We note that the cover page of the base prospectus indicates that the trust may include the assets listed “among others.”  We also note that the prospectus contains references to “other accounts”, “other forms of credit enhancement”, “other assets”, “other property” and other similar phrases which may suggest that the assets, structural features, credit enhancement or other features set forth in the prospectus supplements may vary from those set forth in the base.  Please delete these references and revise as appropriate to clarify that the trust will include only the assets set forth in the base prospectus and credit enhancement will be limited to the forms set forth in the base prospectus.  In addition, please confirm you understanding that variance from the base prospectus would require either a post-effect amendment or, if to include additional assets, a new registration statement.  We refer you to prior comment 3 to our letter dated January 20, 2006.

We have deleted the cited references from the base prospectus and have revised the disclosure to clarify that the trust will include only the assets set forth in the base prospectus and credit enhancement will be limited to only those forms set forth in the base prospectus.  We confirm our understanding that variance from the base prospectus would require either a post-effect amendment or, if to include additional assets, a new registration statement.

2.

We note the last sentence in the third paragraph of the base prospectus cover page.  Please identify and discuss all forms of credit enhancement that may be used in connection with this prospectus in the “Enhancement” section of the base prospectus.  In addition, please confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement or collateral for a separate trust.

We have revised the cited sentence on the cover of the base prospectus to clarify that only the forms of credit enhancement described in the base prospectus may be used in connection therewith.  We have also revised the disclosure in the “Enhancement” section to clarify that only the forms of credit enhancement specifically identified and discussed in the “Enhancement” section may be used in connection with the base prospectus.  We confirm that we do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement or collateral for a separate trust.

3.

We note in several instances that your responses to prior comments have not been applied universally.  For instance, though you have revised prospectus supplement #1 in response to prior comments 3, 4, and 5, corresponding changes were not made to prospectus supplement #2 or the base prospectus.  Please review our prior comment letters and confirm that each comment has been universally applied to each prospectus supplement and the base prospectus.

We have reviewed your prior comments and confirm that each comment has been applied to each prospectus supplement and base prospectus, as applicable.

Prospectus Supplement #1

Summary, page S-3

4.

When referring to Centex Home Equity Loan Trust 2006-_, please refer to “the issuing entity” rather than the “trust.”

We confirm that we have complied with the above comment.  Please note that when appropriate for the tax matters discussion, several references to “trust fund” remain in the base prospectus.

5.

Please include bracketed placeholders in the summary to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

We have added bracketed placeholders in the summary sections of both prospectus supplements to confirm that we will identify any parties providing credit enhancement for 10% or more of the pool assets.

Prospectus Supplement #2

Credit Enhancement, page S-73

6.

A disclaimer of liability for material information provided in the prospectus is not appropriate.  Please delete the disclaimer in the first paragraph of this section, and delete any other similar disclaimers in the prospectus.

We have deleted the cited language from prospectus supplement 2.  There were no other instances of such disclaimers in either prospectus supplement or the base prospectus.

Base Prospectus

Derivative Instruments, page 26

7.

We note your response to prior comment 12.  Please revise your disclosure to clarify the derivative products in the trust fund “may only include” the specified instruments.

We have revised the disclosure within the cited section of the base prospectus to clarify that the derivative products in the trust fund “may only include” the instruments specified therein.

8.

As a follow-up to the prior comment, we also note the first sentence in the second paragraph of this section.  It appears that you are contemplating the use of credit or market value swaps.  Please delete the sentence or advise.

We have revised the cited sentence to clarify that the use of credit or market value swaps is not contemplated by the base prospectus.

9.

We note your response to prior comment 15.  Please note that you are not permitted to file enhancement or support agreements or agreements regarding derivative instruments “following the issuance of the related series of securities and within the permitted time period.”  Please confirm that you will file the agreements as exhibits at the time of takedown.

We confirm that all material terms of such agreements will be described in the applicable final prospectus supplement or base prospectus, to be filed in accordance with Rule 424(b).  To the extent that any such material agreements are not described in the prospectus supplement filed pursuant to Rule 424(b), the agreements will be filed on Form 8-K at the time of takedown.  To the extent the material terms of any such agreements are described in the prospectus supplement filed pursuant to Rule 424(b), the agreements will be filed on the Form 8-K following the issuance of the related series of securities and within the permitted time period.

Thank you for your attention to our revised submission.  Please contact Paul M. Johnston at (214) 981-6633 or at pjohnston@centex.com if you would like to discuss any of the matters raised in this letter.  In the alternative, please feel free to contact me at 917-777-4400 or at rauerbach@mckeenelson.com.

Sincerely,

CHEC Funding, LLC

/s/ Reed D. Auerbach

By: Reed D. Auerbach

cc:

Jeffrey B. Upperman

CHEC Funding, LLC

2728 N. Harwood Street

Dallas, Texas  75201

jupperman@centex.com

Paul M. Johnston

CHEC Funding, LLC

2728 N. Harwood Street

Dallas, Texas  75201

pjohnston@centex.com